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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934


Zevex International, Inc.
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(Name Of Issuer)

Common Stock
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(Title of Class of Securities)

98950E400
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CUSIP Number)

Dean Constantine, Zevex International, Inc., 5175 Greenpine Drive, Salt Lake City, Utah 84123; (801) 264-1001
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(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


May 15, 1997
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).PAGE
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SCHEDULE 13D

CUSIP NO. 98950E400

1.  Name of Reporting Person:  Kirk Blosch

    S.S. or I.R.S. Identification No. of Above Person:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group:  [ ]

3.  SEC Use Only

4.  Source of Funds:  OO

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power:  125,000 shares of common stock
                        175,000 warrants to purchase shares of common stock

8.  Shared Voting Power:  250,000 shares of common stock, see Item 3 and
                          Item 5

9.  Sole Dispositive Power:  125,000 shares of common stock
                             175,000 warrants to purchase shares of
common                                   stock

10. Shared Dispositive Power:  250,000 shares of common stock, see Item 3 and
                               Item 5

11. Aggregate Amount Beneficially owned by Each Reporting Person: 550,000

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:  NA

13. Percent of Class Represented by Amount in Row (11): At May 15, 1997, the 550,000 shares would represent 25.34%

14. Type of Reporting Person:  IN
PAGE
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Item 1.  Security and Issuer:

     This statement relates to shares of Common Stock of Zevex International, Inc. (the "Issuer") whose address is 5175 Greenpine Drive, Salt Lake City, Utah 84123.

Item 2.  Identity and Background:

     (a)  The individual filing this statement is Kirk Blosch;

     (b) Mr. Blosch's business address is 2081 South Lakeline Drive, Salt Lake City, Utah 84109;

     (c) Mr. Blosch is self employed principally involved in business consulting;

     (d)  Mr. Blosch has not been convicted in a criminal proceeding;

     (e) Mr. Blosch has not been a party to a civil proceeding of a judicial or administrative body; and

     (f)  Mr. Blosch is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

     The securities acquired by Mr. Blosch wer done so through Blosch and Holmes, LLC, which is owned equally by Mr. Blosch and Jeff Holmes. Blosch and Holmes, LLC originally acquired 500,000 shares of the Issuer's common stock and 500,000 common stock purchase warrants to purchase shares of the Issuer's common stock. The funds used in the purchase of the securities consisted of $125,000 of Mr. Blosch's and $125,000 of Mr. Holmes' personal funds and $1,000,000 borrowed by Blosch and Holmes, LLC, a Utah limited liability company, from a few select individuals. Blosch and Holmes, LLC still holds 250,000 shares of the Issuer.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. Mr. Blosch may acquire additional securities of the Issuer if he feels they are a good investment at the time. Mr. Blosch, at this time, has has no plans related to:

     (a) The acquisition of additional securities of the Issuer or of the disposition of any securities of the Issuer except as stated;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; although Blosch and Holmes, LLC does have the right to appoint a new director if it should desire;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

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     (f)  Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other transactions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) As of May 15, 1997, Mr. Blosch owned directly 125,000 shares of the Issuer representing 6.26% of the Issuer's outstanding common stock at that date. Additionally, Mr. Blosch owns in his name 175,000 warrants to purchase an equal number of shares of the Issuer's common stock, and beneficially, through Blosch and Holmes, LLC, an additional 250,000 shares of the Issuer's common stock bringing the total number of shares owned directly and beneficially to 550,000 shares representing 25.34% of the Issuer's common stock, assuming the exercise of the warrants.

     (b) Mr. Blosch has sole power to vote the 125,000 shares of the Issuer's common stock held in his name and shared power to vote the 250,000 shares held by Blosch and Holmes, LLC. When exercised, Mr. Blosch will have the sole power to vote the shares represented by the 175,000 warrants he holds.

     (c) During the past 60 days, Mr. Blosch has not engaged in any transactions involving the Issuer's securities.

     (d) Mr. Blosch has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 125,000 shares of the Issuer's shares of common stock he holds and shares power with Jeff Holmes in regards to the 250,000 shares held by Blosch and Holmes, LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Blosch is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer; except that as a member of Blosch and Holmes, LLC which holds 250,000 shares of the Issuer's securities and are subject to a security interest in favor of the individuals who loaned Blosch and Holmes, LLC the money to purchase the securities. Unless Blosch and Holmes, LLC is in default in regards to the promissory notes, it has sole right to vote the shares. If in default on the promissory notes, the secured party on the promissory note has the right to vote the shares.

Item 7.  Materials to be filed as Exhibits.

     Exhibit Description                                      Location
     -------------------                                      --------
     Form of Promissory Note of Blosch and Holmes, LLC and
     Form of Security Agreement                              Exhibit 1

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Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 26, 1997

/S/ Kirk Blosch
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Signature